UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43203

Horizon Quantum Holdings Ltd.

(Exact name of registrant as specified in its charter)

29 Media Cir., #05-22

Singapore, 138565

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into registration statement on Form S-8 (File No. 333-296310) of Horizon Quantum Holdings Ltd. a public company limited by shares formed under the laws of the Republic of Singapore (“we,” “us,” “our,” or the “Company”), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS REPORT

Attached as Exhibit 99.1 to this Report are the unaudited condensed consolidated financial statements of the Company as of June 30, 2026 and for the three and six-month periods ended June 30, 2026 and 2025, respectively.

Attached as Exhibit 99.2 to this Report is an Operating and Financial Review for the Company’s three and six-month periods ended June 30, 2026 and 2025, respectively.

FORWARD-LOOKING STATEMENTS

This Report and the exhibits hereto contain certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this Report and the exhibits hereto are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors” on our annual report on Form 20-F filed with the SEC on April 14, 2026. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

●	changes in domestic and foreign business, market, financial, political, and legal conditions;

●	economic uncertainty and capital markets disruption, which has been significantly impacted by the current U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates;

●	risks related to our ability to maintain the listing of our Class A ordinary shares and warrants on Nasdaq and operate as a public company;

●	our future financial performance;

●	global economic and political conditions;

●	our potential inability to manage growth effectively;

●	our ability to continue to enhance our technology;

●	our ability to recruit, train and retain qualified personnel;

●	risks related to the potential inability to keep pace with product or marketplace innovations;

●	risks related to our marketing and growth strategies;

●	changes in applicable laws or regulations affecting our business;

●	the anticipated benefits of our collaborations with hardware providers;

●	the effects of competition on our business; and

●	other risks and uncertainties described in our Annual Report on Form 20-F, including those under the section entitled “Item 3. Key Information—D. Risk Factors.”

Should one or more of the foregoing risks or uncertainties materialize, should any of our assumptions prove incorrect, or should we be unable to address any of the foregoing factors, our actual results may vary in material and adverse respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Horizon Quantum Holdings Ltd.

By:	/s/ Joseph Fitzsimons
Name:	Joseph Fitzsimons
Title:	Chief Executive Officer and Chairman

Date: August 4, 2026

EXHIBIT INDEX

Exhibit No.	Document Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements of the Company as of June 30, 2026 and for the three and six-month periods ended June 30, 2026 and 2025.
99.2	Operating and Financial Review for the three and six-month periods ended June 30, 2026 and 2025.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Datafile

4